Exhibit 21.1

Subsidiaries of SI International, Inc.

Subsidiary Name	State of Incorporation
SI International Application Development, Inc. (f/k/a Statistica, Inc.)	Maryland
SI International Consulting, Inc. (f/k/a SI Enterprise Consulting Corporation)	Delaware
SI International Learning, Inc. (f/k/a WPI, Inc.)	Maryland
SI International Engineering, Inc. (f/k/a Systems Technology Associates, Inc.)	Colorado
SI International Telecom Corp.	Delaware
MATCOM International Corp.	Delaware
SI International Technology Services, Inc. (f/k/a Materials, Communications and Computer, Inc.)	North Carolina